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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



02003160

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-~~05245~~ 15803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hoenig & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Reckson Executive Park, 4 International Drive
(No. and Street)

Rye Brook	New York	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan B. Herzog (914) 935-9000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KQ 3/28

AFFIRMATION

We, Fredric P. Sapirstein and Alan B. Herzog, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hoenig & Co., Inc. for the year ended December 31, 2001 are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Chief Executive Officer
Title



Signature Date

Chief Financial Officer
Title



Notary Public

LAUREL PERSON
Notary Public, State of New York
No. 01PE3068730
Qualified In Richmond County
Commission Expires November 30, 200[illegible]

HOENIG & CO., INC.
(S.E.C. I.D. No. 8-05247)


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH. D.C.
365
SECTION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche


SEC MAIL PROCESSING
RECEIVED
MAR 01 2002
WASH, D.C.
365
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
of Hoenig & Co., Inc.
Rye Brook, New York

We have audited the accompanying statement of financial condition of Hoenig & Co. Inc. (the "Company") as of December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2002

HOENIG & CO., INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$16,110,622
U.S. Government obligations, at market value	14,684,092
Receivables from brokers and dealers	15,024,042
Receivables from customers	1,835,376
Deferred research/services expense	2,008,924
Exchange memberships owned, at cost	836,250
Due from affiliates	532,631
Other assets	694,363
Total assets	$51,726,300

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to customers	$13,209,375
Payables to brokers and dealers	2,191,984
Accrued compensation	8,413,363
Accrued research/services payable	7,137,978
Taxes payable	621,763
Due to affiliates	67,596
Accrued expenses and other liabilities	1,154,193
Total liabilities	32,796,252
STOCKHOLDER'S EQUITY:	
Common stock, $.50 par value: 100,000 shares authorized; 2,394 shares issued	1,197
Additional paid-in capital	6,181,842
Retained earnings	13,680,507
Treasury stock at cost, 237 shares	(933,498)
Total stockholder's equity	18,930,048
Total liabilities and stockholder's equity	$51,726,300

See notes to Statement of Financial Condition.

HOENIG & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. SIGNIFICANT ACCOUNTING POLICIES

Hoenig & Co., Inc. (the "Company"), a registered broker-dealer under the Securities Exchange Act of 1934, is a wholly-owned subsidiary of Hoenig Group Inc. ("Group"). The Company provides global securities trading, distribution of proprietary and third-party research and other related services to a variety of institutional clients. The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statement.

Securities owned and securities sold, not yet purchased, held at the Company's clearing broker dealer, are recorded on a trade date basis at fair value. U.S. Government obligations consist of U.S. Treasury notes with varying maturities

The Company generally expects a certain amount of commissions for every $1 in independent research, other services and commission refunds provided under independent research and directed brokerage arrangements. These arrangements are accounted for on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Commission revenue is recorded when earned on a trade date basis. Deferred research/services expense and accrued research/services payable pursuant to these arrangements are accounted for on a customer-by-customer basis and separately identified on the Statement of Financial Condition. Included in accrued research/services payable are accruals for commission rebates and services to be provided in directed brokerage arrangements as well as for services provided in traditional independent research arrangements made pursuant to Section 28(e) under the Securities Exchange Act of 1934, (the "1934 Act").

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2001. Significant estimates include the accrual for independent research and services expense. Actual results could differ from those estimates.

The Company considers money market funds to be cash equivalents.

The Company utilizes the asset and liability method for accounting for income taxes. The Company files consolidated Federal, and combined New York State and New York City income tax returns with Group and its affiliates. The Company computes its tax provision as if it were a separate entity.

Amounts receivable from and payable to customers represents amounts due on cash securities transactions.

2. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organization as of December 31, 2001, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$13,209,375	$1,835,376
Payable to clearing organization	—	14,532
Receivable from clearing organization	1,808,328	—
Other	6,339	342,076
	$15,024,042	$2,191,984

Amounts receivable from brokers and dealers represent net commissions, other brokerage transaction revenues earned but not yet received and securities failed to deliver. Amounts payable to brokers and dealers represents amounts due for execution and settlement of customer transactions.

3. COMMITMENTS AND CONTINGENCIES

The Company has leases covering office space for its Boston and New Rochelle, NY locations which expire or are terminable on various dates through 2002. Future minimum annual payments under these leases approximate $99,000 in 2002. Group maintains leases on the Company's Rye Brook and New York City offices. Various office leases contain provisions for escalation based on increases in certain costs incurred by the landlord.

The Company is obligated to pay one executive officer aggregate minimum annual compensation of $550,000, pursuant to an employment agreement with Group expiring on June 30, 2002. Pursuant to an employment agreement expiring on June 30, 2002, the Company is obligated to pay one employee aggregate minimum compensation of $275,000. In addition, the Company has an at-will employment agreement with one employee, which provides for a severance payment in the event of termination of employment without cause prior to December 31, 2002. As of December 31, 2001, the severance payable that would be due under this arrangement in the event of termination of employment, is approximately $400,000.

The company is subject to regulation covering virtually all aspects of its business. It is subject to extensive regulation under U.S. federal and state law and by certain self-regulatory bodies, including the New York Stock Exchange (NYSE) and various other stock exchanges, the U.S. Securities and Exchange Commission (SEC), the National Association of Securities Dealers Regulation, Inc. (NASDR). In the normal course of its business, the Company is subject to inquires and regulatory examinations by many of these regulatory authorities.

4. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the 1934 Act. The Rule requires that the Company maintain net capital of the greater of $100,000 or one fifteenth of aggregate indebtedness, as defined. At December 31, 2001, the Company's net capital ratio (aggregate indebtedness to net capital) was 2.32 to 1 and its net capital was $13,907,231, which was $11,758,698 in excess of regulatory requirements.

Approximately $2,146,000 is held at the Company's U.S. clearing broker relating to payments to be made by the Company to customers under directed brokerage arrangements. In computing its net capital, assets held at the Company's U.S. clearing broker-dealer and accrued research/services payable are each reduced by this amount.

5. PENSION PLAN

The Company has a defined contribution plan covering substantially all of its regular employees. Contributions by the Company under this plan are made annually at the discretion of management.

6. INCOME TAXES

Deferred tax liabilities arose primarily from unrealized gains on investments not currently included for tax purposes.

Included in taxes payable in the Statement of Financial Condition is approximately $107,000 of deferred taxes payable.

7. RELATED PARTY TRANSACTIONS

Group provides various management services to the Company and in return receives a management fee. Certain expenses, including rent, which are paid by Group are allocated to the Company. In addition, the Company provides and receives fees for services provided to affiliates.

8. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a securities broker-dealer, the Company is engaged in various trading and brokerage activities on behalf of institutional investors, including insurance companies, pension plans, investment limited partnerships and private investment funds, mutual funds and other financial institutions, on an agency and riskless principal basis. The Company's exposure to off balance sheet credit risk occurs in the event a customer, clearing agent or counterparty does not fulfill its obligations arising from a transaction.

The agreement between the Company and its clearing broker for U.S. securities provides that the Company is obligated to assume any risk related to the nonperformance of its customers. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

9. FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments, which include cash and cash equivalents, securities owned, securities sold not yet purchased, and U.S. Government obligations, are carried at fair value or contracted amounts which approximate fair value.

10. SUBSEQUENT EVENTS

On February 28, 2002, Group, signed an agreement under which Investment Technology Group Inc. will acquire Group for approximately $115 million in cash. Closing of the transaction is contingent upon obtaining approval of Group's shareholders and from regulatory authorities, and other customary closing conditions and is expected to occur by the end of the second quarter.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, New York 10281-1414

Tel: (212) 436-2000
Fax: (212) 436-5000
www.us.deloitte.com

Deloitte & Touche

February 25, 2002

Hoenig & Co., Inc.
Reckson Executive Park
4 International Drive
Rye Brook, NY 10573

In planning and performing our audit of the financial statements of Hoenig & Co., Inc. (the "Company") for the year ended December 31, 2001, (on which we issued our report dated February 25, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP